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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*



                         Atlantic Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048785 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  048785 10 9                 13G                     Page 2 of 8 Pages
          -------------                                            ---  ---
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Stevens & Company, Inc. (successor to Joseph Stevens & Company, L.P.)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                                       | 5   SOLE VOTING POWER
                                       |
                                       |     330,000 shares of Common Stock.
                                       |     See Item 4.
             NUMBER OF                 |----------------------------------------
              SHARES                   | 6   SHARED VOTING POWER
            BENEFICIALLY               |
             OWNED BY                  |----------------------------------------
               EACH                    | 7   SOLE DISPOSITIVE POWER
             REPORTING                 |
              PERSON                   |     330,000 shares of Common Stock.
               WITH                    |     See Item 4.
                                       |----------------------------------------
                                       | 8   SHARED DISPOSITIVE POWER
                                       |
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    BD
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9                 13G                     Page 3 of 8 Pages
          -------------                                            ---  ---
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Sorbara
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                                       | 5   SOLE VOTING POWER
                                       |
                                       |     330,000 shares of Common Stock.
                                       |     See Item 4.
             NUMBER OF                 |----------------------------------------
              SHARES                   | 6   SHARED VOTING POWER
            BENEFICIALLY               |
             OWNED BY                  |----------------------------------------
               EACH                    | 7   SOLE DISPOSITIVE POWER
             REPORTING                 |
              PERSON                   |     330,000 shares of Common Stock.
               WITH                    |     See Item 4.
                                       |----------------------------------------
                                       | 8   SHARED DISPOSITIVE POWER
                                       |
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.2% of shares of Common Stock. See Item 4.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9                 13G                     Page 4 of 8 Pages
          -------------                                            ---  ---
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven Markowitz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                                       | 5   SOLE VOTING POWER
                                       |
                                       |     330,000 shares of Common Stock.
                                       |     See Item 4.
             NUMBER OF                 |----------------------------------------
              SHARES                   | 6   SHARED VOTING POWER
            BENEFICIALLY               |
             OWNED BY                  |----------------------------------------
               EACH                    | 7   SOLE DISPOSITIVE POWER
             REPORTING                 |
              PERSON                   |     330,000 shares of Common Stock.
               WITH                    |     See Item 4.
                                       |---------------------------------------
                                       | 8   SHARED DISPOSITIVE POWER
                                       |
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    330,000 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.2% of shares of Common Stock. See Item 4.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No.  048785 10 9                 13G                     Page 5 of 8 Pages
          -------------                                            ---  ---



ITEM 1.

         (a)      Name of Issuer:

                  Atlantic Pharmaceuticals, Inc.


         (b)      Address of Issuer's Principal Executive Offices:

                  142 Cypress Point Road
                  Half Moon Bay, California  94019


ITEM 2.

         (a)      Name of Person Filing:

                  Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz


         (b)      Address of Principal Business Office:

                  The principal business address for each of Joseph Stevens & Company, Inc. and Messrs. Sorbara and Markowitz is:
                  c/o Joseph Stevens & Company, Inc.
                  33 Maiden Lane
                  New York, New York 10038

         (c)      Citizenship:

                  Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens


         (d)      Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Common Stock").


         (e)      CUSIP Number:

                  048785 10 9

CUSIP No.  048785 10 9                 13G                     Page 6 of 8 Pages
          -------------                                            ---  ---


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)     /X/     Broker or Dealer registered under Section 15 of the
              ---     Securities Exchange Act of 1934, as amended (the
                      "Exchange Act").  See Item 4.

      (b)     / /     Bank as defined in section 3(a)(6) of the Exchange Act.

      (c)     / /     Insurance Company as defined in section 3(a)(19) of the
                      Exchange Act

      (d)     / /     Investment Company registered under section 8 of the
                      Investment Company Act.

      (e)     / /     Investment Advisor registered under section 203 of the
                      Investment Advisers Act of 1940.

      (f)     / /     Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see Section 240.13d-1(b)
                      (1)(ii)(F).

      (g)     / /     Parent Holding Company, in accordance with 240.13d-1(b)
                      (ii)(G).

      (h)     / /     Group, in accordance with 240.13d-1(b)(1)(ii)(H).


ITEM 4.       Ownership.

      (a)     Amount Beneficially Owned:

              As of December 31, 1996, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 165,000 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on December 14, 1996. Therefore as of December 31, 1996, Joseph Stevens & Company, Inc. beneficially owned 330,000 shares of Common Stock. Each of Messrs. Sorbara and Markowitz is a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. Based upon the foregoing, as of December 31, 1996, each of Messrs. Sorbara and Markowitz individually beneficially owned 330,000 shares of Common Stock.

      (b)     Percent of Class:

              As of December 31, 1996, each of Joseph Stevens & Company, Inc., Mr. Sorbara and Mr. Markowitz was the beneficial owner of an aggregate of 330,000 shares of Common Stock, which constituted approximately 10.2% of the 2,913,720 shares of Common Stock outstanding as of December 31, 1996 (as reported in the Company's Form 10-KSB for the fiscal year ended December 31, 1996).

      (c)     Number of shares as to which such person has:

              (i)   Sole power to vote or direct the vote:

                         330,000 shares of Common Stock.  See Item 4(a) above.

              (ii)  Shared power to vote or direct the vote:

                         0 shares of Common Stock.  See Item 4(a) above.

              (iii) Sole power to dispose or to direct the disposition of:

                         330,000 shares of Common Stock.  See Item 4(a) above.

CUSIP No.  048785 10 9                 13G                     Page 7 of 8 Pages
          -------------                                            ---  ---


              (iv)  Shared power to dispose or to direct the disposition of:

                         0 shares of Common Stock.  See Item 4(a) above.


ITEM 5.       Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

ITEM 8.       Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.       Notice of Dissolution of Group.

         Not Applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  048785 10 9                 13G                     Page 8 of 8 Pages
          -------------                                            ---  ---


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        May 29, 1997
                                             -----------------------------------
                                                           (Date)


                                                  JOSEPH STEVENS & COMPANY, INC.

                                                       /s/Joseph Sorbara
                                             -----------------------------------
                                                        Joseph Sorbara
                                                    Chief Executive Officer




                                                        May 29, 1997
                                             -----------------------------------
                                                           (Date)


                                                      /s/Joseph Sorbara
                                             -----------------------------------
                                                         (Signature)


                                                       Joseph Sorbara
                                             -----------------------------------
                                                        (Name/Title)


                                                        May 29, 1997
                                             -----------------------------------
                                                           (Date)


                                                     /s/Steven Markowitz
                                             -----------------------------------
                                                         (Signature)


                                                       Steven Markowitz
                                             -----------------------------------
                                                         (Name/Title)